John A. Granda 1201 Walnut Street, Suite 2900 Kansas City, MO 64106-2150 816.691.3188 DIRECT 816.412.1159 DIRECT FAX jgranda@stinson.com

June 13, 2013

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             MGP Ingredients, Inc.

Preliminary Proxy Statement on Schedule 14A filed by Karen Seaberg,

Laidacker M. Seaberg, Cloud L. Cray, Jr., Cray Family Management LLC, Cray MGP Holding LP, John P. Bridendall, and M. Jeannine Strandjord

Filed June 5, 2013

File No. 000-17196

Dear Mr. Duchovny:

On behalf of the above-named participants in the solicitation contemplated by the Preliminary Proxy Statement, we offer the following responses to the Staff’s comment letter dated June 11, 2013.  This letter is being filed at the same time as Amendment No. 1 to the Preliminary Proxy Statement. The written acknowledgment from each participant is included as Exhibit A to this filing. For your convenience, each response to the Staff’s comments is preceded by the comment to which it relates.

Comment 1.

We note your disclosure on page 2 stating that Mr. Cray, Jr. is being nominated in the event the board removes him from his current board seat as a result of his participation in your solicitation. Provide us your supplemental analysis of Mr. Cray, Jr.’s nomination in the event he is NOT removed from the board. Tell us what consideration you have given to proposing Mr. Cray, Jr.’s election separately and conditioning it only on his removal from the board.

Response:

The cover letter notes that Mr. Cray has been nominated by the Board of Directors of MGP Ingredients, Inc. (the “Company”).  The proxy statement filed by the Company for its 2013 Annual Meeting of Stockholders included Mr. Cray as a nominee for re-election to the Company’s Board of Directors.  However, it is possible that the Board of Directors could revise

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their slate of nominees to exclude Mr. Cray.  In the event that the Board of Directors of the Company were to take such action, the participants intend to nominate Mr. Cray at the 2013 Annual Meeting.

Mr. Cray currently serves as a “Group B” director on the Company’s Board of Directors, and the Board of Directors of the Company nominated him for the same position.  Group B directors are elected by the holders of the Company’s preferred stock, approximately 92% of the outstanding shares of which are held by the participants, who intend to vote to elect Mr. Cray at the 2013 Annual Meeting, whether he is a nominee of the Company’s Board of Directors or is nominated by one of the participants.  As the participants control shares sufficient to elect Mr. Cray at the 2013 Annual Meeting without any solicitation of additional votes from the holders of the remaining approximately 8% of the outstanding preferred stock, the disclosure in the Preliminary Proxy Statement is meant only to provide a full description of all outcomes that the participants intend to accomplish at the 2013 Annual Meeting.

Comment 2.

Please revise your disclosure to state Mr. Bridendall’s and Ms. Strandjord’s age and to describe Ms. Strandjord’s and Mr. Cray, Jr.’s occupation the past five years.

Response:

In response to the Staff’s comment, the disclosures regarding Mr. Bridendall’s and Ms. Strandjord’s biographical information have been revised to include all of the required information. Mr. Bridendall is 63 years old, and has been President of Bridendall & Co., a provider of advisory services to beverage alcohol industry participants, since 2007.  Ms. Strandjord is 67 years old and has been retired since 2005.

Comment 3.

We note that you refer to this proposal as “precatory” (page 5) and that at the meeting you will ask security holders to “urge the Company’s Board” to take the actions described. It is unclear whether the approval of the proposal will in fact result in the destaggering of the board. It is also unclear, as a result of your disclosure, whether the authority to amend the articles of incorporation lies solely with the board of directors or whether shareholder approval is required, with or without preceding board approval of the amendment. Please revise to clarify.

Response:

In response to the Staff’s comment, Proposal No. 4 has been revised to clarify that the proposal is precatory and that approval of the proposal would not result in the destaggering of the Board of Directors of MGP Ingredients.  The revised Proposal No. 4 has been revised to clarify that the amendment of the Company’s articles of incorporation requires the approval of the Company’s Board of Directors followed by the approval of the holders of the Company’s preferred stock.

Comment 4.

We note in the fourth paragraph of page 9 that this proposal also includes an amendment to the company’s articles of incorporation to address removal of directors. Please unbundle the proposal into two separate proposals. Refer to Rule 14a-4(a)(3).

Response:

Section 17-6301 of the Kansas General Corporation Code provides, in paragraph (k) thereof, that “[a]ny number of directors or the entire board of directors may be removed, with or without cause, by the holders of a majority of the outstanding shares then entitled to vote at an election of directors”, but excepts from that general rule cases in which a corporation has a classified board of directors. Once an amendment to the Articles of Incorporation that would de-stagger the board of directors becomes effective, such an amendment has the immediate effect of allowing the stockholders of the relevant class to remove one or more directors with or without cause. (We have included the full text of Section 17-6301 as Exhibit B to this letter for the Staff’s reference.)

It is helpful to note that the Kansas General Corporation Code is modeled very closely on the Delaware General Corporation Law (“DGCL”), and that Section 17-6301 is identical to Section 141 of the DGCL. Because of the similarity of the two statutory schemes for corporations in Kansas and Delaware, the Kansas Supreme Court has stated in several decisions that it will look to Delaware precedent for interpretative guidance in the absence of controlling precedent in Kansas.  The Delaware decision of Roven v. Cotter,  547 A.2d 603 (Del. Ch.1988), holds that there is no entitlement to finish the remainder of what was originally a staggered term following the adoption of an amendment de-staggering the board.

As described on page 9 of the Preliminary Proxy Statement, the form of amendment has more than one effect, as a result of Kansas law.  But having more than one effect is not the same as presenting more than one matter as contemplated by Rule 14(a)(4). In this case, the effects follow from the underlying statute and cannot be separated for approval.

Comment 5.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your statement in the first sentence on page 10.

Response:

The sentence in question referred to providing to stockholders holding a significant stake in a company the right to call a special meeting as a “current corporate governance trend.”  According to ISS data, 17 S&P indexed companies adopted such proposals in 2012, and we understand that several more have adopted such proposals in 2013.  In addition, ISS’s voting guidelines include a recommendation to vote in favor of such proposals. Nevertheless, to moot this comment, the reference to the current corporate governance trend has been eliminated from the revised version.

Comment 6.

We note your disclosure that this proposal would prevent entrenchment on the board. Please revise your disclosure to explain how your goal of preventing entrenchment through adoption of this proposal would be affected by approval of proposal 4, which would limit director terms to one year.

Response:

In response to the Staff’s comment, the disclosure has been revised to address the interplay of Proposals Nos. 4, 5, and 6.  Because Proposal No. 4 is a precatory proposal, approval of the proposal would not automatically result in the annual election of directors.  In the event that the form of amendment included with Proposal No. 4 were approved by the Company’s Board of Directors and subsequently by the Company’s stockholders (which would be assured since this amendment would only require approval of the holders of the Company’s preferred stock and the participants own 92% of that class), the anti-entrenchment benefit would be enhanced as described in the revised disclosure.

Comment 7.

Please disclose the potential negative effects of this proposal.

Response:

The disclosure for Proposal No. 7 notes that the proposal would have the following negative effect: “To the extent that Stockholders support a provision or amendment of the Bylaws unilaterally approved by the Board and that is repealed as a result of this resolution, adoption of this resolution would countermand the will of such Stockholders.” Further, the disclosure notes that adoption of the proposal would have the effect of repealing previously undisclosed Bylaw amendments without considering the beneficial nature, if any, of such amendments.  We are not aware of any other potential negative effects of this proposal.

Comment 8.

We note that you intend to solicit proxies by mail, courier services, Internet, advertising, telephone or telecopier or in person. Please be advised that all written  soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

We confirm the participants’ understanding of their referenced filing obligations under Rule 14a-6(b) and (c).

Comment 9.

If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize..

Response:

The participants do not intend to solicit via internet chat rooms.

*************************************************

We appreciate the opportunity to provide this response.  If you have any questions or would like to discuss these responses, please call me at 816-691-3188.

Sincerely,

/s/ John A. Granda

Exhibit A

June 13, 2013

Mr. Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE: Tandy Letter Language

Dear Mr. Duchovny:

This letter is in response to the Staff’s comment letter dated June 11, 2013 and is being filed as an exhibit to the reply.  The participant signatories hereto (each a “participant”), who are participants in that certain proxy solicitation with respect to the stockholders of MGP Ingredients, Inc., which is referenced in the participants’ Preliminary Proxy Statement (the “Filing”) filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2013, each hereby acknowledges that:

•                  Such participant is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  Such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

By:	/s/ Karen Seaberg
Karen Seaberg

By:		/s/ Laidacker M. Seaberg
Laidacker M. Seaberg

By:		/s/ Cloud L. Cray
Cloud L. Cray

CRAY FAMILY MANAGEMENT LLC

By:		/s/ Karen Seaberg
Karen Seaberg
Manager

CRAY MGP HOLDING LP

By: Cray Family Management LLC, its General Manager

	By:	/s/ Karen Seaberg
Karen Seaberg
Manager

By:		/s/ John P. Bridendall
John P. Bridendall

By:		/s/ M. Jeannine Strandjord
M. Jeannine Strandjord

Exhibit B

17-6301. Board of directors; powers; number; qualifications; quorum; committees; terms and classes of directors; reliance upon records and information provided; action of board without meeting; compensation; removal of director. (a) The business and affairs of every corporation shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this act or in the articles of incorporation. If any such provision is made in the articles of incorporation, the powers and duties conferred or imposed upon the board of directors by this act shall be exercised or performed to such extent and by such person or persons as shall be provided in the articles of incorporation.

(b) The board of directors of a corporation shall consist of one or more members, each of whom shall be a natural person. The number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the articles of incorporation establish the number of directors, in which case a change in the number of directors shall be made only by amendment of the articles. Directors need not be stockholders unless so required by the articles of incorporation or the bylaws. The articles of incorporation or bylaws may prescribe other qualifications for directors. Each director shall hold office until a successor is elected and qualified or until such director’s earlier resignation or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. A majority of the total number of directors shall constitute a quorum for the transaction of business unless the articles of incorporation or the bylaws require a greater number. Unless the articles of incorporation provide otherwise, the bylaws may provide that a number less than a majority shall constitute a quorum which in no case shall be less than 1/3 of the total number of directors except that, when a board of one director is authorized under the provisions of this section, one director shall constitute a quorum. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors, unless the articles of incorporation or the bylaws shall require a vote of a greater number.

(c) (1) All corporations incorporated prior to July 1, 2004, shall be governed by paragraph (2), except that any such corporation may by a resolution adopted by a majority of the whole board elect to be governed by paragraph (3), in which case paragraph (2) shall not apply to such corporation. All corporations incorporated on or after July 1, 2004, shall be governed by paragraph (3).

(2) The board of directors may designate, by resolution passed by a majority of the whole board, one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The bylaws may provide that, in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it; and a committee, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in K.S.A. 17-6401, and amendments thereto, may fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series; but no such committee shall have the power or authority in reference to amending the articles of incorporation, adopting an agreement of merger or consolidation pursuant to K.S.A. 17-6701 or 17-6702, and amendments thereto, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation’s property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation; and, unless the resolution, bylaws or articles of incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to K.S.A. 17-6703, and amendments thereto.

(3) The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The bylaws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (A) Approving or adopting, or recommending to the stockholders, any action or matter expressly required by this act to be submitted to stockholders for approval; or (B) adopting, amending or repealing any bylaw of the corporation.

(4) Unless otherwise provided in the articles of incorporation, the bylaws or the resolution of the board of directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

(d) The directors of any corporation may be divided into one, two or three classes by the articles of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders; the term of office of those of the first class to expire at the annual meeting next ensuing; of the second class one year thereafter; of the third class two years thereafter; and at each annual election held after such classification and election, directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire. The articles of incorporation may confer upon holders of any class or series of stock the right to elect one or more directors who shall serve for such term, and have such voting powers, as stated in the articles of incorporation. The terms of office and voting powers of the directors elected in the manner so provided in the articles of incorporation may be greater than or less than those of any other director or class of directors. If the articles of incorporation provide that directors elected by the holders of a class or series of stock shall have more or less than one vote per director on any matter, every reference in this act to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

(e) A member of the board of directors of any corporation, or a member of any committee designated by the board of directors, shall be fully protected in the performance of such member’s duties in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

(f) Unless otherwise restricted by the articles of incorporation or bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(g) Unless otherwise restricted by the articles of incorporation or bylaws, the board of directors of any corporation organized under this act may hold its meetings, and have an office or offices, outside of this state.

(h) Unless otherwise restricted by the articles of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of directors.

(i) Unless otherwise restricted by the articles of incorporation or bylaws, members of the board of directors of any corporation, or any committee designated by such board, may participate in a meeting of such board, or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such meeting.

(j) The articles of incorporation of any corporation organized under this act which is not authorized to issue capital stock may provide that less than 1/3 of the members of the governing body may constitute a quorum thereof and may otherwise provide that the business and affairs of the corporation shall be managed in a manner different from that provided in this section. Except as provided by the articles of incorporation, the provisions of this section shall apply to such a corporation and, when so applied, all references to the board of directors, to members thereof and to stockholders shall be deemed to refer to the governing body of the corporation, the members thereof and the members of the corporation respectively.

(k) Any number of directors or the entire board of directors may be removed, with or without cause, by the holders of a majority of the outstanding shares then entitled to vote at an election of directors, except as follows:

(1) Unless the articles of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d), shareholders may effect such removal only for cause; or

(2) in the case of a corporation having cumulative voting for directors, if less than the entire board is to be removed, no director may be removed without cause if the shares voted against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Whenever the holders of any class or series are entitled to elect one or more directors by the provisions of the articles of incorporation, the provisions of this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

History: L. 1972, ch. 52, § 23; L. 1986, ch. 97, § 1; L. 1988, ch. 99, § 7; Revived and amend., L. 1988, ch. 100, § 7; L. 1992, ch. 270, § 4; L. 2004, ch. 143, § 8; Jan. 1, 2005.